December 22, 2023 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, NE Washington, D.C. 20549 Attention: John Hodgin and Craig Arakawa Re: Matador Resources Company Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 1, 2023 File No. 001-35410 Dear Messrs. Hodgin and Arakawa: We have received the letter dated December 14, 2023 (the “Comment Letter”) containing comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to Matador Resources Company’s Annual Report on Form 10-K for the year ended December 31, 2022. We are working expeditiously to respond to the Comment Letter, and we respectfully request an extension for our response to the Comment Letter to no later than January 12, 2023. This extension will ensure that we can devote the appropriate time and resources to consider the Staff’s comments and prepare our response. Thank you for your consideration. If you have any questions, please do not hesitate to contact the undersigned at (972) 371-5418. Sincerely yours, Matador Resources Company By: /s/ Brian J. Willey Brian J. Willey Executive Vice President and Chief Financial Officer